UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 2, 2015

SEACOAST BANKING CORPORATION OF FLORIDA

(Exact Name of Registrant as Specified in Charter)

Florida (State or Other Jurisdiction of Incorporation)	000-13660 (Commission File Number)	59-2260678 (IRS Employer Identification No.)

815 Colorado Avenue, Stuart, Florida (Address of Principal Executive Offices)	34994 (Zip Code)

Registrant’s telephone number, including area code: (772) 287-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On November 3, 2015, Seacoast Banking Corporation of Florida, a Florida corporation (“Seacoast”), issued a press release announcing that Seacoast entered into a definitive agreement to acquire Floridian Financial Group, Inc. (“Floridian”), the parent company of Floridian Bank (the “Merger”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In connection with the Merger, Seacoast and Floridian jointly released an employee communication on November 3, 2015. A copy of the employee communication is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Additionally, Seacoast intends to make available to investors the presentation related to the Merger attached hereto as Exhibit 99.3, which is incorporated herein by reference.

Important Information for Investors and Shareholders

This communication (including the documents referred to herein) does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Seacoast Banking Corporation of Florida ("Seacoast") will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a proxy statement of Floridian Financial Group, Inc. ("Floridian") and a prospectus of Seacoast, and Seacoast will file other documents with respect to the proposed merger. A definitive proxy statement/prospectus will be mailed to shareholders of Floridian. Investors and security holders of Floridian are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Seacoast through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Seacoast will be available free of charge on Seacoast's internet website or by contacting Seacoast.

Seacoast, Floridian, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Seacoast is set forth in its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 7, 2015 and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Cautionary Notice Regarding Forward-Looking Statements

This communication (including the documents referred to herein) contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.  Risks and uncertainties to which these statements are subject include, but are not limited to, the following: failure to obtain the approval of shareholders of Floridian in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of Seacoast and Floridian; the diversion of management time on issues related to the merger; the failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Seacoast's most recent Form 10-K report and to Seacoast's most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast or Floridian.  Forward-looking statements are made only as of the date of this communication, and neither Seacoast nor Floridian undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	Press release issued by Seacoast Banking Corporation of Florida on November 3, 2015, with respect to the announcement of the Merger.
99.2	Employee communication issued by Seacoast Banking Corporation of Florida and Floridian Financial Group, Inc. related to the Merger on November 3, 2015.
99.3	Investor presentation issued by Seacoast Banking Corporation of Florida on November 3, 2015.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEACOAST BANKING CORPORATION OF FLORIDA

By:	/s/ Dennis S. Hudson, III
Dennis S. Hudson, III
Chairman and Chief Executive Officer

Date:	November 3, 2015

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